FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

 Securities Exchange Act of 1934

For the month of July 2015

BUENAVENTURA MINING COMPANY INC.

 (Translation of Registrant's Name into English)

CARLOS VILLARAN 790

 SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Buenaventura Announces Second Quarter and

Six-Month Period 2015 Results

Lima, Peru, July 30, 2015 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, announced today results for the second quarter (2Q15) and six-month (6M15) periods, ended June 30, 2015. All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non GAAP basis and are stated in U.S. dollars (US$).

Second Quarter 2015 Highlights:

•      In 2Q15, EBITDA from direct operations was US$32.9 million and adjusted EBITDA (including associated companies) was US$90.7 million.

•     Total attributable production (including associates) in 2Q15 was 186k gold ounces and 4.4 million silver ounces (compared to 191k gold ounces and 4.6 million silver ounces in 2Q14).

•     At the Tambomayo project, construction permits were granted in June 2015. Production should begin in 3Q16 at 1,500 TPD (120K-150K gold ounces and 2.5-3.0 million silver ounces per year).

•     At the San Gabriel (Chucapaca) project, construction of the ramp started in June 2015. The Environmental Impact Assessment (EIA) of the project´s construction is expected to be submitted in 3Q15.

•     During 2Q15, El Brocal average plant capacity reached 14K TPD level due to technical problems with the main mill´s engine. Full production capacity level (18K TPD) will be reached in 4Q15.

•     Cerro Verde’s plant expansion to 360K TPD is in-line with schedule and budget (close to 90% complete). Completion of the plant is expected by late 2015, and will become the largest concentration facility in the world.

Financial Highlights (in millions of US$, except EPS figures):

	2Q15	2Q14	Var%	6M15	6M14	Var%
Total Revenues	256.3	302.2	-15%	508.3	583.1	-13%
Operating Profit	-34.0	34.8	N.A.	-40.0	48.8	N.A.
EBITDA Direct Operations	32.9	85.4	-62%	82.0	147.6	-44%
Adjusted EBITDA (Inc Associates)	90.7	168.4	-45%	235.3	275.9	-15%
Net Income	-18.7	23.1	N.A.	-1.4	7.0	N.A.
EPS*	-0.06	0.12	N.A.	0.01	0.10	N.A.

(*) as of June 30, 2015 Buenaventura had 254,186,867 outstanding shares.

Compañía de Minas Buenaventura S.A.A. Second Quarter and Six-Month 2015 Results Page 2 of 22
Operating Revenues

During 2Q15, net sales were US$248.9 million, a 16% decrease compared to the US$294.8 million reported in 2Q14. This was mainly explained by the decrease in gold, silver and copper prices as well as lower gold and silver volume sold.

Royalty income was US$7.4 million in 2Q15 in-line with the figure reported in 2Q14.

Operating Highlights	2Q15	2Q14	Var%	6M15	6M14	Var%
Net Sales (in millions of US$)	248.9	294.8	-16%	491.8	567.7	-13%
Average Realized Gold Price (US$/oz)*	1,185	1,273	-7%	1,204	1,292	-7%
Average Realized Gold Price (US$/oz) inc. Affiliates	1,187	1,279	-7%	1,206	1,290	-7%
Average Realized Silver Price (US$/oz)*	16.17	19.76	-18%	15.76	19.78	-20%
Average Realized Lead Price (US$/MT)*	1,918	2,073	-7%	1,791	2,123	-16%
Average Realized Zinc Price (US$/MT)*	2,145	2,093	3%	2,103	2,144	-2%
Average Realized Copper Price (US$/MT)*	5,150	6,575	-22%	5,124	6,802	-25%

(*) Buenaventura’s Direct Operations

Volume Sold	2Q15	2Q14	Var%	6M15	6M14	Var%
Gold Oz Direct Operations	91,474	109,020	-16%	192,707	216,258	-11%
Gold Oz inc Associated Companies	192,274	205,117	-6%	413,359	414,301	0%
Silver Oz	4,785,933	4,949,060	-3%	9,583,574	9,104,294	5%
Lead MT	6,309	4,199	50%	15,678	8,281	89%
Zinc MT	13,364	2,947	354%	26,899	5,781	365%
Copper MT	8,831	10,186	-13%	12,462	19,187	-35%

For 6M15, net sales decreased 13%, from US$567.7 million in 6M14 to US$491.8 million in 6M15. Royalties increased 7%, from US$15.4 million in 6M14 to US$16.5 million in 6M15.

Compañía de Minas Buenaventura S.A.A. Second Quarter and Six-Month 2015 Results Page 3 of 22
Production and Operating Costs

In 2Q15, Buenaventura’s gold equity production from direct operations decreased 15%, from 107,807 ounces in 2Q14 to 91,454 ounces in 2Q15 due to the decline in production at Breapampa mine. Gold production including associated companies was 185,705 ounces, 3% lower than the reported in the same period 2014. Silver equity production from direct operations decreased 7%, mainly due to lower production at Uchucchacua mine.

Equity Production	2Q15	2Q14	Var%	6M15	6M14	Var%
Gold Oz Direct Operations[1]	91,454	107,807	-15%	176,764	207,264	-15%
Gold Oz including Associated Companies	185,705	191,045	-3%	379,291	381,081	0%
Silver Oz Direct Operations[1]	4,303,569	4,647,397	-7%	9,783,518	8,620,363	13%
Silver Oz including Associated Companies	4,429,322	4,802,767	-8%	10,043,053	8,913,163	13%
Lead MT	5,652	4,413	28%	13,092	8,881	47%
Zinc MT	9,660	4,145	133%	21,005	8,065	160%
Copper MT Direct Operations[1]	5,263	5,998	-12%	7,453	11,357	-34%
Copper MT including Associated Companies	14,450	17,097	-15%	21,160	34,391	-38%

Orcopampa’s (100% owned by Buenaventura)

Production
		2Q15	2Q14	Var %	6M15	6M14	Var %
Gold	Oz	51,921	51,102	2%	101,989	96,031	6%
Silver	Oz	133,401	86,328	55%	245,611	166,111	48%

Cost Applicable to Sales
		2Q15	2Q14	Var %	6M15	6M14	Var %
Gold	US$/Oz	695	756	-8%	697	795	-12%

Gold production at Orcopampa increased 2% in 2Q15 (compared to 2Q14) due to higher ore grade (Appendix 2). Cost Applicable to Sales (CAS) in 2Q15 decreased 8% explained by lower diesel costs and improvements in energy consumption.

Gold production guidance for 2015 is 190k – 205k ounces.

Uchucchacua (100% owned by Buenaventura)

Production
		2Q15	2Q14	Var %	6M15	6M14	Var %
Silver	Oz	2,497,189	2,997,602	-17%	6,026,362	5,366,112	12%
Zinc	MT	1,212	1,575	-23%	2,798	3,045	-8%
Lead	MT	1,470	1,717	-14%	3,529	3,405	4%

1 Direct Operation production includes 100% of Buenaventura’s operating units, 53.06% of La Zanja, 54.07% of El Brocal and 40.10% of Coimolache (Tantahuatay).

Compañía de Minas Buenaventura S.A.A. Second Quarter and Six-Month 2015 Results Page 4 of 22

Cost Applicable to Sales
		2Q15	2Q14	Var %	6M15	6M14	Var %
Silver	US$/Oz	15.66	15.82	-1%	15.03	16.37	-8%

Silver production in 2Q15 decreased 17% compared to 2Q14, due to the 29-day stoppage in May. Cost Applicable to Sales (CAS) in 2Q15 decreased 1% compared to 2Q14, mainly explained by a decrease in exploration expenses, as a result of less diamond drilling.

Revised silver production guidance for 2015 is 14.0 million – 14.5 million ounces.

Mallay (100% owned by Buenaventura)

Production
		2Q15	2Q14	Var %	6M15	6M14	Var %
Silver	Oz	297,777	302,118	-1%	605,031	599,298	1%
Zinc	MT	2,141	2,570	-17%	4,320	5,020	-14%
Lead	MT	1,776	1,904	-7%	3,428	3,716	-8%

Cost Applicable to Sales
		2Q15	2Q14	Var %	6M15	6M14	Var %
Silver	US$/Oz	13.63	13.31	2%	13.97	13.48	4%

Silver production in 2Q15 was in-line with the figure reported in 2Q14. Cost Applicable to Sales (CAS) in 2Q15 was 2% higher compared to 2Q14 due higher commercial deductions and an increase in exploration expenses.

Silver production guidance for 2015 is 1.1 million – 1.25 million ounces.

Julcani (100% owned by Buenaventura)

Production
		2Q15	2Q14	Var %	6M15	6M14	Var %
Silver	Oz	786,628	763,529	3%	1,602,980	1,526,966	5%

Cost Applicable to Sales
		2Q15	2Q14	Var %	6M15	6M14	Var %
Silver	US$/Oz	12.29	13.55	-9%	12.62	13.04	-3%

Silver production in 2Q15 increased 3% compared to 2Q14 production, due to higher ore treated despite the lower grade (Appendix 2). Cost Applicable to Sales (CAS) in 2Q15 was 9% lower than 2Q14, mainly explained by lower community relations expenses.

Silver production guidance for 2015 is 2.9 million – 3.1 million ounces.

Compañía de Minas Buenaventura S.A.A. Second Quarter and Six-Month 2015 Results Page 5 of 22

La Zanja’s (53.06% owned by Buenaventura)

Production
		2Q15	2Q14	Var %	6M15	6M14	Var %
Gold	Oz	37,254	36,685	2%	67,709	72,622	-7%
Silver	Oz	67,817	138,674	-51%	163,125	234,060	-30%

Cost Applicable to Sales
		2Q15	2Q14	Var %	6M15	6M14	Var %
Gold	US$/Oz	678	363	87%	747	423	77%

Gold production in 2Q15 increased 2% compared to 2Q14. CAS in 2Q15 increased 87% mainly due to higher ore hauling costs explained by the longer distance between Pampa Verde pit and the leaching pad.

Gold production guidance for 2015 is 138k – 142k ounces.

Tantahuatay’s (40.10% owned by Buenaventura)

Production
		2Q15	2Q14	Var %	6M15	6M14	Var %
Gold	Oz	32,139	35,171	-9%	62,346	67,804	-8%
Silver	Oz	178,695	170,200	5%	338,959	292,516	16%

Cost Applicable to Sales
		2Q15	2Q14	Var %	6M15	6M14	Var %
Gold	US$/Oz	497	476	4%	575	461	25%

Gold production in 2Q15 decreased 9% compared to the figure reported in 2Q14. CAS in 2Q15 increased 4% due to higher blasting supplies explained by an increase in the stripping ratio.

Gold production guidance for 2015 is 138k – 142k ounces

El Brocal (54.07% owned by Buenaventura)

Production
		2Q15	2Q14	Var %	6M15	6M14	Var %
Copper	MT	9,580	10,977	-13%	13,450	20,769	-35%
Zinc	MT	11,664	0	N.A.	25,683	0	N.A.
Silver	Oz	768,385	498,440	54%	1,750,639	996,104	76%

Cost Applicable to Sales
		2Q15	2Q14	Var %	6M15	6M14	Var %
Copper	US$/MT	5,297	4,463	19%	5,366	4,803	12%
Zinc	US$/MT	1,659	0	N.A.	1,578	0	N.A.

During 2Q15, El Brocal average plant capacity reached 14K TPD. Copper production decreased 13% compared to 2Q14 and silver production increased 54% compared to the figure reported in 2Q14.

In 2Q15, Zinc CAS was US$1,659/MT. Copper CAS increased 19% compared to 2Q14, due to higher commercial deduction.

Zinc production guidance for 2015 is 60k – 70k MT. Copper production guidance for 2015 is 30k – 35k MT.

Compañía de Minas Buenaventura S.A.A. Second Quarter and Six-Month 2015 Results Page 6 of 22

General and Administrative Expenses

General and administrative expenses in 2Q15 were US$18.8 million, 15% lower compared to the 2Q14 figure (US$22.0 million) due to lower labor expenses, explained by a decrease in worker´s profit sharing. For the six-month period 2015, the expense was US$40.3 million (US$49.7 million in 6M14).

Exploration in Non-Operating Areas

Exploration in non-operating areas during 2Q15 was US$9.7 million compared with the US$14.8 million in 2Q14. During the period, Buenaventura’s main exploration efforts were focused on the following projects: Tambomayo (US$4.2 million) and La Zanja Underground (US$1.6 million). For the six-month period 2015, the expense was US$20.4 million (US$25.2 million in 6M14).

Share in Associated Companies

During 2Q15, Buenaventura’s share in associated companies was US$12.0 million, compared to US$20.2 million reported in 2Q14, composed by:

Share in the Result of Associates (in millions of US$)	2Q15	2Q14	Var%	6M15	6M14	Var%
Cerro Verde	-0.2	26.5	N.A	7.8	42.2	-82%
Coimolache (Tantahuatay mine)	3.9	6.1	-36%	6.0	10.9	-45%
Yanacocha	8.3	-12.9	N.A	34.5	-37.4	N.A
Other Small Investments	0.0	0.5	NA	0.0	0.0	NA
Total	12.0	20.2	-41%	48.2	15.7	207%

YANACOCHA

At Yanacocha (43.65% owned by Buenaventura), during 2Q15, gold production was 215,924 ounces of gold, 13% higher than 2Q14 production (190,695 ounces). For the six-month 2015 period, gold production was 463,979 ounces, 17% higher than 398,106 ounces in 6M14. Gold production guidance at Yanacocha for 2015 is 880k – 940k ounces.

In 2Q15, Yanacocha reported net income of US$18.9 million compared to -US$24.2 million reported in 2Q14. CAS in 2Q15 was US$648/oz, 36% lower than the US$1,005/oz reported in 2Q14 due to better stripping ratio (waste-ore ratio).

Capital expenditures at Yanacocha were US$18.2 million in 2Q15, while for 6M15 was US$33.4 million.

Yanacocha still has a strong pipeline of growth projects: Quecher Main (prefeasibility), Chaquicocha Sulphides and Yanacocha Verde (scoping) and Maqui Maqui (exploration).

CERRO VERDE

At Cerro Verde (19.58% owned by Buenaventura), during 2Q15 copper production was 46,920 MT (9,187 MT attributable to Buenaventura), a 17% decrease compared to 2Q14 (56,683 MT and 11,098 MT attributable to Buenaventura). For 6M15, copper production was 95,543 MT (18,707 MT attributable to Buenaventura).

During 2Q15, Cerro Verde reported net loss of US$0.9 million compared to US$138.3 million in 2Q14. This was mainly due to lower sales explained by the decline in copper price (US$2.56/lb in 2Q15 vs US$3.27/lb in 2Q14). For 6M15, net income was US$39.8 million (compared to US$236.4 million in 6M14).

Compañía de Minas Buenaventura S.A.A. Second Quarter and Six-Month 2015 Results Page 7 of 22

Capital expenditures at Cerro Verde were US$467.4 million in 2Q15, and US$936.3 million in 6M15.

Cerro Verde’s plant expansion was360K TPD, in-line with schedule and budget (close to 90% complete). As of June 30, 2015, total CAPEX of the expansion project was US$3.9 billion (out of US$4.6 billion budget). Completion of the plant is expected by late 2015, and will become the largest concentration facility in the world.

COIMOLACHE (Tantahuatay operation)

At Coimolache (40.10% owned by Buenaventura), attributable contribution to the net income in 2Q15 was US$3.9 million (US$6.1 million in 2Q14). For 6M15, the contribution was US$6.0 million, compared to US$10.9 million reported in 2014.

Project Development and Exploration

The Tambomayo Project (100% ownership)

Construction permits to treat 1,500 TPD were granted in May, 2015.

Production should begin in 3Q16 (120K-150K gold ounces and 2.5-3.0 million silver ounces per year) with a total CAPEX of US$250 million.

The San Gabriel Project (100% ownership)

The construction of the ramp started in June 2015. The Environmental Impact Assessment (EIA) of the project´s construction is expected to be submitted in 3Q15.

Recent events

At the Board of Directors meeting held July 30, 2015, the following resolutions were passed:

1.	Acceptance the resignation of Mr. Timothy Snider as a member of the Company’s Board of Directors.
2.	The nominating committee proposed and, consequently, the Board of Directors appointed Mr. John Marsden as a new member of the Board of Directors, effective August 1st, 2015.

Mr. Marsden is a mineral technology engineer from the Royal School of Mines, Imperial College of London. With 33 years of broad international experience managing major, innovative copper, gold, silver, molybdenum & cobalt operations and projects in North and South America and Africa. Marsden has held various operations and technical management positions during eighteen years with Freeport-McMoRan Copper & Gold Inc. (formerly Phelps Dodge) and nine years with Consolidated Gold Fields plc.

Compañía de Minas Buenaventura S.A.A. Second Quarter and Six-Month 2015 Results Page 8 of 22

* * *

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Breapampa*, Mallay*, Julcani*, Recuperada*, El Brocal, La Zanja and Coimolache and is developing the Tambomayo and San Gabriel projects.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2014 Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

 Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

APPENDIX 1

Equity Participation in Subsidiaries and Associates (as of June 30, 2015)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche project
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	54.07	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A **	40.10	Tantahuatay
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant

(*)Consolidates

(**) Equity Accounting

Compañía de Minas Buenaventura S.A.A. Second Quarter and Six-Month 2015 Results Page 9 of 22

APPENDIX 2

		GOLD PRODUCTION
		2Q15	2Q14%		6M15	6M14%
Mining Unit	Operating Results	Underground
Orcopampa	Ore Milled DMT	114,421	115,857	-1%	222,836	219,084	2%
	Ore Grade OZ/MT	0.47	0.45	3%	0.47	0.45	4%
	Recovery Rate %	95.7%	97.3%	-2%	96.1%	96.8%	-1%
	Ounces Produced*	51,921	51,102	2%	101,989	96,031	6%
Mining Unit	Operating Results	Open Pit
La Zanja	Ounces Produced	37,254	36,685	2%	67,709	72,622	-7%
Tantahuatay	Ounces Produced	32,139	35,171	-9%	62,346	67,804	-8%
* Includes ounces from retreatment of taling dams

		SILVER PRODUCTION
		2Q15	2Q14%		6M15	6M14%
Mining Unit	Operating Results	Underground
Uchucchacua	Ore Milled DMT	209,949	244,992	-14%	492,522	457,700	8%
	Ore Grade OZ/MT	14.16	15.28	-7%	14.58	14.94	-2%
	Recovery Rate %	84.0%	80.0%	5%	83.9%	78.4%	7%
	Ounces Produced	2,497,189	2,997,602	-17%	6,026,362	5,366,112	12%
Julcani	Ore Milled DMT	44,306	41,137	8%	87,988	82,754	6%
	Ore Grade OZ/MT	18.67	19.50	-4%	19.14	19.38	-1%
	Recovery Rate %	95.1%	95.2%	0%	95.2%	95.2%	0%
	Ounces Produced	786,628	763,529	3%	1,602,980	1,526,966	5%
Mallay	Ore Milled DMT	36,615	37,080	-1%	73,424	72,247	2%
	Ore Grade OZ/MT	8.70	8.72	0%	8.70	8.88	-2%
	Recovery Rate %	93.9%	93.5%	0%	94.6%	93.4%	1%
	Ounces Produced	297,777	302,118	-1%	605,031	599,298	1%
Mining Unit	Operating Results	Open Pit
Colquijirca	Ounces Produced	434,042	0	N.A.	1,263,545	0	N.A.

		ZINC PRODUCTION
		2Q15	2Q14%		6M15	6M14%
Mining Unit	Operating Results	Underground
Uchucchacua	Ore Milled DMT	209,949	244,992	-14%	492,522	457,700	8%
	Ore Grade %	1.08%	1.06%	2%	1.07%	1.09%	-2%
	Recovery Rate %	52.6%	60.5%	-13%	53.1%	61.0%	-13%
	MT Produced	1,212	1,575	-23%	2,798	3,045	-8%
Mallay	Ore Milled DMT	36,615	37,080	-1%	73,424	72,247	2%
	Ore Grade %	6.89%	8.13%	-15%	6.63%	8.13%	-18%
	Recovery Rate %	84.9%	85.3%	0%	88.7%	85.5%	4%
	MT Produced	2,141	2,570	-17%	4,320	5,020	-14%
Mining Unit	Operating Results	Open Pit
Colquijirca	MT Produced	11,664	0	N.A.	25,683	0	N.A.

Compañía de Minas Buenaventura S.A.A. Second Quarter and Six-Month 2015 Results Page 10 of 22

APPENDIX 3: EBITDA Reconciliation (in thousand US$)

	2Q15	2Q14	6M15	6M14
Net Income	-31,490	32,574	-21,242	22,202
Add / Substract:	64,353	52,790	103,254	125,435
Provision for income tax, net	-61	10,493	10,366	17,815
Share in associated companies by the equity method, net	-11,966	-20,169	-48,240	-15,689
Interest income	-970	-1,841	-1,614	-3,647
Interest expense	8,273	3,256	14,152	6,157
Loss on currency exchange difference	1,262	245	3,580	767
Long Term Compensation provision	0	0	0	1,925
Depreciation and Amortization	63,189	49,691	117,808	95,089
Workers´ participation provision	-89	906	383	1,872
Impairment of long-term lived assets	3,803	0	3,803	0
Write-Down adjustment	0	0	0	0
Loss from discontinued operations	912	10,209	3,016	21,146
EBITDA Buenaventura Direct Operations	32,863	85,364	82,012	147,637
EBITDA Yanacocha (43.65%)	42,574	24,392	112,726	21,753
EBITDA Cerro Verde (19.58%)	6,448	46,001	24,311	82,826
EBITDA Coimolache (40.10%)	8,775	12,599	16,205	23,649
EBITDA Buenaventura + All Associates	90,660	168,356	235,254	275,864

Note:

EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) (2) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (3) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities, determined in accordance with IFRS, as an indicator of cash flows or as a measure of liquidity.

Compañía de Minas Buenaventura S.A.A. Second Quarter and Six-Month 2015 Results Page 11 of 22

APPENDIX 4: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus Selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance. Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and six months ended June 30, 2014 and 2015, and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and six months ended June 30, 2014 and 2015 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Compañía de Minas Buenaventura S.A.A. Second Quarter and Six-Month 2015 Results Page 12 of 22

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended Jun 30		For the 6 months ended Jun 30
	2015	2014	2015	2014
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	160,893	147,832	297,372	287,270
Add:
Consolidated Exploration in units in operation	22,630	27,425	45,100	51,155
Consolidated Commercial deductions	53,575	41,693	90,102	78,357
Consolidated Selling expenses	3,918	4,597	8,108	8,589
Consolidated Cost applicable to sales	241,016	221,547	440,682	425,371

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization (by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended Jun 30		For the 6 months ended Jun 30
	2015	2014	2015	2014
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	23	0	34	-8
Julcani, Silver	8,208	5,639	12,681	10,453
Julcani, Lead	693	473	1,138	895
Julcani, Copper	88	11	147	73
Mallay, Silver	1,801	1,849	3,849	3,955
Mallay, Lead	1,361	1,329	2,546	2,806
Mallay, Zinc	1,695	1,566	3,352	2,987
Breapampa, Gold	2,940	8,854	7,185	18,174
Breapampa, Silver	470	539	1,086	1,259
Orcopampa, Gold	23,338	21,198	54,034	49,872
Orcopampa, Silver	873	618	1,823	1,398
Uchucchacua, Silver	25,029	34,038	50,174	62,624
Uchucchacua, Lead	1,583	1,770	2,901	3,621
Uchucchacua, Zinc	2,266	1,043	3,017	2,365
La Zanja, Gold	24,371	13,562	50,490	29,612
La Zanja, Silver	609	583	1,733	1,352
El Brocal, Gold	877	606	1,310	1,166
El Brocal, Silver	3,834	2,546	9,810	5,387
El Brocal, Lead	2,079	167	6,863	348
El Brocal, Zinc	9,607	-14	20,062	-1
El Brocal, Copper	20,750	20,228	28,880	44,780
Non Mining Units	28,398	31,227	34,257	44,154
Consolidated Cost of sales, excluding depreciation and amortization	160,893	147,832	297,372	287,270

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended Jun 30		For the 6 months ended Jun 30
	2015	2014	2015	2014
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	12	0	17	-4
Julcani, Silver	4,184	2,553	6,370	5,038
Julcani, Lead	353	214	572	431
Julcani, Copper	45	5	74	35
Mallay, Silver	797	669	1,479	1,297
Mallay, Lead	602	481	978	920
Mallay, Zinc	750	566	1,288	979
Breapampa, Gold	10	201	71	321
Breapampa, Silver	2	12	11	22
Orcopampa, Gold	9,778	14,145	21,300	26,947
Orcopampa, Silver	366	412	718	755
Uchucchacua, Silver	4,957	7,491	10,909	13,086
Uchucchacua, Lead	313.4	390	631	757
Uchucchacua, Zinc	448.8	229	656	494
La Zanja, Gold	13	54	25	73
La Zanja, Silver	0	2	1	3
El Brocal, Gold	0	0	0	0
El Brocal, Silver	0	0	0	0
El Brocal, Lead	0	0	0	0
El Brocal, Zinc	0	0	0	0
El Brocal, Copper	0	0	0	0
Non Mining Units	0	0	0	0
Consolidated Exploration expenses in units in operation	22,630	27,425	45,100	51,155

Compañía de Minas Buenaventura S.A.A. Second Quarter and Six-Month 2015 Results Page 13 of 22

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral) to consolidated Commercial deductions:

	For the 3 months ended Jun 30		For the 6 months ended Jun 30
	2015	2014	2015	2014
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	7	0	9	-2
Julcani, Silver	2,682	1,549	4,010	3,165
Julcani, Lead	225	130	352	268
Julcani, Copper	30	3	49	25
Mallay, Silver	920	797	1,799	1,768
Mallay, Lead	682	548	1,188	1,210
Mallay, Zinc	1,235	1,157	2,093	2,080
Breapampa, Gold	8	33	47	58
Breapampa, Silver	0	0	2	0
Orcopampa, Gold	64	72	120	129
Orcopampa, Silver	0	0	0	0
Uchucchacua, Silver	8,179	8,867	16,142	15,951
Uchucchacua, Lead	495	440	921	917
Uchucchacua, Zinc	2,237	790	3,127	1,667
La Zanja, Gold	39	113	63	156
La Zanja, Silver	0	5	0	5
El Brocal, Gold	1,098	709	1,635	1,156
El Brocal, Silver	3,361	3,078	6,946	5,746
El Brocal, Lead	1,078	216	3,271	369
El Brocal, Zinc	6,282	73	12,088	168
El Brocal, Copper	24,953	23,113	36,241	43,520
Non Mining Units	0	0	0	0
Consolidated Commercial deductions in units in operation	53,575	41,693	90,102	78,357

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated Selling expenses:

	For the 3 months ended Jun 30		For the 6 months ended Jun 30
	2015	2014	2015	2014
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	1	0	2	0
Julcani, Silver	344	218	585	439
Julcani, Lead	29	18	52	38
Julcani, Copper	4	0	7	3
Mallay, Silver	133	168	272	342
Mallay, Lead	101	121	180	243
Mallay, Zinc	126	142	237	258
Breapampa, Gold	21	99	54	207
Breapampa, Silver	3	6	8	14
Orcopampa, Gold	192	214	442	455
Orcopampa, Silver	7	6	15	13
Uchucchacua, Silver	545	713	1,351	1,385
Uchucchacua, Lead	34	37	78	80
Uchucchacua, Zinc	49	22	81	52
La Zanja, Gold	353	320	654	655
La Zanja, Silver	9	14	22	30
El Brocal, Gold	37	63	65	97
El Brocal, Silver	160	263	485	448
El Brocal, Lead	87	17	340	29
El Brocal, Zinc	402	-1	993	0
El Brocal, Copper	869	2,090	1,429	3,724
Non Mining Units	411	69	758	78
Consolidated Selling expenses	3,918	4,597	8,108	8,589

Compañía de Minas Buenaventura S.A.A. Second Quarter and Six-Month 2015 Results Page 14 of 22

	JULCANI
	2Q 2015						2Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	23	8,208	693	-	88	9,012	-0	5,639	473	-	11	6,122
Add:
Exploration Expenses (US$000)	12	4,184	353	-	45	4,594	-0	2,553	214	-	5	2,772
Commercial Deductions (US$000)	7	2,682	225	-	30	2,944	-0	1,549	130	-	3	1,681
Selling Expenses (US$000)	1	344	29	-	4	378	-0	218	18	-	0	237
Cost Applicable to Sales (US$000)	42	15,418	1,300	-	168	16,928	-0	9,959	835	-	20	10,812
Divide:
Volume Sold	49	1,254,805	926	-	39	Not Applicable	-1	734,963	592	-	6	Not Applicable
CAS	872	12.29	1,403	-	4,256	Not Applicable	-	13.55	1,411	-	3,313	Not Applicable

	MALLAY
	2Q 2015						2Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	1,801	1,361	1,695	-	4,858	-	1,849	1,329	1,566	-	4,744
Add:
Exploration Expenses (US$000)	-	797	602	750	-	2,148	-	669	481	566	-	1,716
Commercial Deductions (US$000)	-	920	682	1,235	-	2,837	-	797	548	1,157	-	2,502
Selling Expenses (US$000)	-	133	101	126	-	360	-	168	121	142	-	431
Cost Applicable to Sales (US$000)	-	3,651	2,746	3,806	-	10,203	-	3,483	2,478	3,431	-	9,392
Divide:
Volume Sold	-	267,856	1,654	1,841	-	Not Applicable	-	261,718	1,731	2,049	-	Not Applicable
CAS	-	13.63	1,660	2,067	-	Not Applicable	-	13.31	1,431	1,675	-	Not Applicable

	BREAPAMPA
	2Q 2015						2Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	2,940	470	-	-	-	3,410	8,854	539	-	-	-	9,393
Add:
Exploration Expenses (US$000)	10	2	-	-	-	12	201	12	-	-	-	213
Commercial Deductions (US$000)	8	-	-	-	-	8	33	-	-	-	-	33
Selling Expenses (US$000)	21	3	-	-	-	24	99	6	-	-	-	105
Cost Applicable to Sales (US$000)	2,979	475	-	-	-	3,453	9,186	557	-	-	-	9,744
Divide:
Volume Sold	5,203	62,374	-	-	-	Not Applicable	21,611	87,297	-	-	-	Not Applicable
CAS	573	7.61	-	-	-	Not Applicable	425	6.38	-	-	-	Not Applicable

	ORCOPAMPA
	2Q 2015						2Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	23,338	873	-	-	-	24,210	21,198	618	-	-	-	21,816
Add:
Exploration Expenses (US$000)	9,778	366	-	-	-	10,144	14,145	412	-	-	-	14,558
Commercial Deductions (US$000)	64	-	-	-	-	64	72	-	-	-	-	72
Selling Expenses (US$000)	192	7	-	-	-	199	214	6	-	-	-	220
Cost Applicable to Sales (US$000)	33,371	1,246	-	-	-	34,617	35,629	1,036	-	-	-	36,665
Divide:
Volume Sold	48,047	133,795	-	-	-	Not Applicable	47,156	89,913	-	-	-	Not Applicable
CAS	695	9.31	-	-	-	Not Applicable	756	11.53	-	-	-	Not Applicable

	UCHUCCHACUA
	2Q 2015						2Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	2	25,029	1,583	2,266	-	28,880	-	34,038	1,770	1,043	-	36,851
Add:
Exploration Expenses (US$000)	0.38	4,956.88	313.42	448.83	-	5,719.5	-	7,491	390	229	-	8,110
Commercial Deductions (US$000)	1	8,179	495	2,237	-	10,911	-	8,867	440	790	-	10,097
Selling Expenses (US$000)	0	545	34	49	-	629	-	713	37	22	-	772
Cost Applicable to Sales (US$000)	3	38,710	2,425	5,002	-	46,139	-	51,110	2,637	2,084	-	55,831
Divide:
Volume Sold	3	2,472,030	1,273	1,701	-	Not Applicable	-	3,231,325	1,612	919	-	Not Applicable
CAS	1,123	15.66	1,906	2,940	-	No Applicable	-	15.82	1,636	2,267	-	No Applicable

	JULCANI
	6M 2015						6M 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	34	12,681	1,138	-	147	14,001	-8	10,453	895	-	73	11,413
Add:
Exploration Expenses (US$000)	17	6,370	572	-	74	7,033	-4	5,038	431	-	35	5,500
Commercial Deductions (US$000)	9	4,010	352	-	49	4,420	-2	3,165	268	-	25	3,457
Selling Expenses (US$000)	2	585	52	-	7	645	-0	439	38	-	3	479
Cost Applicable to Sales (US$000)	62	23,645	2,114	-	277	26,098	-14	19,094	1,632	-	137	20,849
Divide:
Volume Sold	64	1,873,579	1,399	-	58	Not Applicable	-12	1,463,716	1,137	-	29	No Aplicable
CAS	973	12.62	1,511	-	4,739	No Applicable	-	13.04	1,436	-	4,789	No Applicable

	MALLAY
	6M 2015						6M 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	3,849	2,546	3,352	-	9,747	-	3,955	2,806	2,987	-	9,747
Add:
Exploration Expenses (US$000)	-	1,479	978	1,288	-	3,745	-	1,297	920	979	-	3,196
Commercial Deductions (US$000)	-	1,799	1,188	2,093	-	5,080	-	1,768	1,210	2,080	-	5,059
Selling Expenses (US$000)	-	272	180	237	-	688	-	342	243	258	-	843
Cost Applicable to Sales (US$000)	-	7,398	4,892	6,970	-	19,261	-	7,362	5,179	6,305	-	18,845
Divide:
Volume Sold	-	529,674	3,110	3,477	-	Not Applicable	-	546,175	3,586	3,863	-	Not Applicable
CAS	-	13.97	1,573	2,005	-	No Applicable	-	13.48	1,444	1,632	-	No Applicable

	BREAPAMPA
	6M 2015						6M 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	7,185	1,086	-	-	-	8,270	18,174	1,259	-	-	-	19,433
Add:
Exploration Expenses (US$000)	71	11	-	-	-	82	321	22	-	-	-	343
Commercial Deductions (US$000)	47	2	-	-	-	49	58	-	-	-	-	58
Selling Expenses (US$000)	54	8	-	-	-	62	207	14	-	-	-	221
Cost Applicable to Sales (US$000)	7,356	1,107	-	-	-	8,463	18,760	1,295	-	-	-	20,055
Divide:
Volume Sold	12,598	145,376	-	-	-	Not Applicable	44,024	202,113	-	-	-	Not Applicable
CAS	584	7.61	-	-	-	No Applicable	426	6.41	-	-	-	No Applicable

	ORCOPAMPA
	6M 2015						6M 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	54,034	1,823	-	-	-	55,856	49,872	1,398	-	-	-	51,269
Add:
Exploration Expenses (US$000)	21,300	718	-	-	-	22,018	26,947	755	-	-	-	27,702
Commercial Deductions (US$000)	120	0	-	-	-	120	129	-0	-	-	-	129
Selling Expenses (US$000)	442	15	-	-	-	457	455	13	-	-	-	468
Cost Applicable to Sales (US$000)	75,895	2,556	-	-	-	78,451	77,403	2,165	-	-	-	79,568
Divide:
Volume Sold	108,957	279,184	-	-	-	Not Applicable	97,388	180,087	-	-	-	Not Applicable
CAS	697	9.16	-	-	-	No Applicable	795	12.02	-	-	-	No Applicable

	UCHUCCHACUA
	6M 2015						6M 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	2	50,174	2,901	3,017	-	56,092	-	62,624	3,621	2,365	-	68,610
Add:
Exploration Expenses (US$000)	0	10,909	631	656	-	12,196	-	13,086	757	494	-	14,337
Commercial Deductions (US$000)	1	16,142	921	3,127	-	20,190	-	15,951	917	1,667	-	18,534
Selling Expenses (US$000)	0	1,351	78	81	-	1,510	-	1,385	80	52	-	1,517
Cost Applicable to Sales (US$000)	3	78,576	4,531	6,881	-	89,988	-	93,046	5,375	4,579	-	102,999
Divide:
Volume Sold	3	5,226,729	2,736	2,415	-	Not Applicable	-	5,685,264	3,140	2,057	-	Not Applicable
CAS	1,101	15.03	1,656	2,850	-	No Applicable	-	16.37	1,712	2,226	-	No Applicable

Compañía de Minas Buenaventura S.A.A. Second Quarter and Six-Month 2015 Results Page 15 of 22

	LA ZANJA
	2Q 2015						2Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	24,371	609	-	-	-	24,979	13,562	583	-	-	-	14,146
Add:
Exploration Expenses (US$000)	13	0	-	-	-	13	54	2	-	-	-	56
Commercial Deductions (US$000)	39	-	-	-	-	39	113	5	-	-	-	118
Selling Expenses (US$000)	353	9	-	-	-	362	320	14	-	-	-	333
Cost Applicable to Sales (US$000)	24,776	618	-	-	-	25,393	14,049	604	-	-	-	14,653
Divide:
Volume Sold	36,518	68,376	-	-	-	Not Applicable	38,694	112,355	-	-	-	Not Applicable
CAS	678	9.03	-	-	-	Not Applicable	363	5.38	-	-	-	Not Applicable

	BROCAL
	2Q 2015						2Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	877	3,834	2,079	9,607	20,750	37,148	606	2,546	167	-14	20,228	23,533
Add:
Exploration Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Commercial Deductions (US$000)	1,098	3,361	1,078	6,282	24,953	36,773	709	3,078	216	73	23,113	27,189
Selling Expenses (US$000)	37	160	87	402	869	1,555	63	263	17	-1	2,090	2,431
Cost Applicable to Sales (US$000)	2,012	7,356	3,245	16,292	46,571	75,476	1,377	5,888	400	58	45,431	53,154
Divide:
Volume Sold	1,656	526,698	2,456	9,822	8,792	Not Applicable	1,560	431,490	264	-21	10,180	Not Applicable
CAS	1,215	13.97	1,321	1,659	5,297	Not Applicable	883	13.64	1,513	-	4,463	Not Applicable

	NON MINING COMPANIES
	2Q 2015						2Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	28,398	-	-	-	-	-	31,227
Add:
Selling Expenses (US$000)	-	-	-	-	-	411	-	-	-	-	-	69
Total (US$000)	-	-	-	-	-	28,809	-	-	-	-	-	31,296

	BUENAVENTURA CONSOLIDATED
	2Q 2015						2Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	51,551	40,824	5,716	13,569	20,838	160,895	44,219	45,813	3,739	2,595	20,239	147,832
Add:
Exploration Expenses (US$000)	9,813	10,306	1,268	1,199	45	22,630	14,400	11,140	1,084	796	5	27,425
Commercial Deductions (US$000)	1,216	15,141	2,480	9,755	24,984	53,575	927	14,296	1,334	2,019	23,116	41,693
Selling Expenses (US$000)	604	1,202	251	577	872	3,918	695	1,388	193	163	2,090	4,597
Cost Applicable to Sales (US$000)	63,183	67,473	9,716	25,099	46,739	241,018	60,241	72,637	6,350	5,573	45,451	221,547
Divide:
Volume Sold	91,474	4,785,933	6,309	13,364	8,831	Not Applicable	109,020	4,949,060	4,199	2,947	10,186	Not Applicable
CAS	691	14.10	1,540	1,878	5,292	Not Applicable	553	14.68	1,512	1,891	4,462	Not Applicable

	COIMOLACHE
	2Q 2015						2Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	12,873	963	-	-	-	13,836	14,684	1,010	-	-	-	15,694
Add:
Exploration Expenses (US$000)	1,752	131	-	-	-	1,883	2,374	163	-	-	-	2,537
Commercial Deductions (US$000)	89	7	-	-	-	95	127	7	-	-	-	134
Selling Expenses (US$000)	215	16	-	-	-	231	256	18	-	-	-	274
Cost Applicable to Sales (US$000)	14,928	1,117	-	-	-	16,045	17,440	1,198	-	-	-	18,639
Divide:
Volume Sold	30,024	162,106	-	-	-	Not Applicable	36,607	167,321	-	-	-	Not Applicable
CAS	497	6.89	-	-	-	Not Applicable	476	7.16	-	-	-	Not Applicable

	LA ZANJA
	6M 2015						6M 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	50,490	1,733	-	-	-	52,222	29,612	1,352	-	-	-	30,964
Add:
Exploration Expenses (US$000)	25	1	-	-	-	26	73	3	-	-	-	76
Commercial Deductions (US$000)	63	-	-	-	-	63	156	5	-	-	-	161
Selling Expenses (US$000)	654	22	-	-	-	677	655	30	-	-	-	685
Cost Applicable to Sales (US$000)	51,233	1,756	-	-	-	52,989	30,496	1,390	-	-	-	31,886
Divide:
Volume Sold	68,598	176,299	-	-	-	Not Applicable	72,164	217,228	-	-	-	Not Applicable
CAS	747	9.96	-	-	-	No Applicable	423	6.40	-	-	-	Not Applicable

	BROCAL
	6M 2015						6M 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	1,310	9,810	6,863	20,062	28,880	66,926	1,166	5,387	348	-1	44,780	51,679
Add:
Exploration Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Commercial Deductions (US$000)	1,635	6,946	3,271	12,088	36,241	60,180	1,156	5,746	369	168	43,520	50,959
Selling Expenses (US$000)	65	485	340	993	1,429	3,311	97	448	29	-0	3,724	4,298
Cost Applicable to Sales (US$000)	3,010	17,241	10,474	33,142	66,550	130,417	2,419	11,581	746	167	92,024	106,936
Divide:
Volume Sold	2,488	1,352,732	8,432	21,007	12,403	Not Applicable	2,694	809,711	418	-139	19,159	Not Applicable
CAS	1,210	12.75	1,242	1,578	5,366	No Applicable	898	14.30	1,782	-	4,803	Not Applicable

	NON MINING COMPANIES
	6M 2015						6M 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	34,257	-	-	-	-	-	44,154
Add:
Selling Expenses (US$000)	-	-	-	-	-	758	-	-	-	-	-	78
Total (US$000)	-	-	-	-	-	35,015	-	-	-	-	-	44,232

	BUENAVENTURA CONSOLIDATED
	6M 2015						6M 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	113,054	81,156	13,449	26,431	29,028	297,372	98,816	86,426	7,670	5,351	44,853	287,270
Add:
Exploration Expenses (US$000)	21,414	19,488	2,181	1,944	74	45,100	27,337	20,201	2,108	1,474	35	51,155
Commercial Deductions (US$000)	1,874	28,899	5,732	17,308	36,289	90,102	1,498	26,635	2,764	3,915	43,545	78,357
Selling Expenses (US$000)	1,216	2,738	650	1,310	1,436	8,108	1,414	2,670	389	311	3,727	8,589
Cost Applicable to Sales (US$000)	137,559	132,280	22,011	46,993	66,827	440,683	129,064	135,933	12,931	11,050	92,161	425,371
Divide:
Volume Sold	192,707	9,583,574	15,678	26,899	12,462	Not Applicable	216,258	9,104,294	8,281	5,781	19,187	Not Applicable
CAS	714	13.80	1,404	1,747	5,363	Not Applicable	597	14.93	1,562	1,911	4,803	Not Applicable

	COIMOLACHE
	6M 2015						6M 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	25,349	1,913	-	-	-	27,262	26,646	1,769	-	-	-	28,415
Add:
Exploration Expenses (US$000)	8,853	668	-	-	-	9,521	3,493	232	-	-	-	3,725
Commercial Deductions (US$000)	289	23	-	-	-	312	214	13	-	-	-	227
Selling Expenses (US$000)	440	33	-	-	-	474	456	30	-	-	-	486
Cost Applicable to Sales (US$000)	34,931	2,637	-	-	-	37,568	30,809	2,045	-	-	-	32,854
Divide:
Volume Sold	60,746	331,507	-	-	-	Not Applicable	66,873	288,129	-	-	-	Not Applicable
CAS	575	7.95	-	-	-	No Applicable	461	7.10	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A. Second Quarter and Six-Month 2015 Results Page 16 of 22

APPENDIX 5: ALL-IN SUSTAINING COST

All-in Sustaining Cost for 2Q15

	Buenaventura[1]	La Zanja	Tantahuatay	Attributable Production[2]
	2Q15	2Q15	2Q15	2Q15
Au Ounces Sold BVN	89,819
Au Ounces bought from La Zanja	-36,518
Au Ounces Sold Net	53,301	39,651	30,024	86,378

	2Q15		2Q15		2Q15		2Q15
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	68,479	1,285	33,793	852	13,836	461	91,957	1,065
Exploration in Operating Units	22,617	424	2,600	66	1,883	63	24,751	287
Royalties	4,801	90	0	0	0	0	4,801	56
Comercial Deductions[4]	16,764	315	945	24	95	3	17,303	200
Selling Expenses	1,590	30	362	9	231	8	1,874	22
Administrative Expenses[5]	10,699	201	366	9	394	13	11,051	128
Other Expenses	0	0	4,518	114	1,862	62	3,144	36
Other Incomes	-1,602	-30	-5,549	-140	-2,155	-72	-5,410	-63
Other administrative charges	0	0	858	22	126	4	506	6
Sustaining Capex[6]	4,599	86	9,406	237	9,178	306	13,270	154

By-product Credit	-83,451	-1,566	-1,249	-32	-2,643	-88	-85,174	-986

All-in Sustaining Cost	44,495	835	46,048	1,161	22,808	760	78,073	904

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:

1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.

2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.

3. For Buenaventura does not consider purchase of concentrate from La Zanja.

4. For all metals produced.

5. For Buenaventura, does not consider management services charged to subsidiaries. For La Zanja does not consider US$ 3.8 MM Impairment.

6. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. Second Quarter and Six-Month 2015 Results Page 17 of 22

All-in Sustaining Cost for 2Q14

	Buenaventura[1]	La Zanja	Tantahuatay	Attributable Production[2]
	2Q14	2Q14	2Q14	2Q14
Au Ounces Sold BVN	105,910
Au Ounces bought from La Zanja	-37,145
Au Ounces Sold Net	68,766	37,592	36,607	103,390

	2Q14		2Q14		2Q14		2Q14
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	92,837	1,350	20,457	544	15,694	429	109,984	1,064
Exploration in Operating Units	27,369	398	5,678	151	2,537	69	31,399	304
Royalties	5,214	76	0	0	0	0	5,214	50
Comercial Deductions[4]	14,386	209	921	25	134	4	14,928	144
Selling Expenses	1,780	26	333	9	274	7	2,067	20
Administrative Expenses[5]	13,506	196	2,717	72	494	13	15,146	146
Other Expenses	0	0	2,670	71	1,110	30	1,862	18
Other Incomes	-4,872	-71	-2,683	-71	-1,374	-38	-6,847	-66
Other administrative charges	0	0	399	11	148	4	271	3
Sustaining Capex[6]	8,403	122	4,482	119	3,618	99	12,231	118

By-product Credit	-101,617	-1,478	-2,532	-67	3,251	89	-101,657	-983

All-in Sustaining Cost	57,005	829	32,441	863	25,885	707	84,597	818

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:

1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.

2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.

3. For Buenaventura does not consider purchase of concentrate from La Zanja.

4. For all metals produced.

5. For Buenaventura, does not consider management services charged to subsidiaries.

6. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. Second Quarter and Six-Month 2015 Results Page 18 of 22

All-in Sustaining Cost for 1H15

	Buenaventura[1]	La Zanja	Tantahuatay	Attributable Production[2]
	1H15	1H15	1H15	1H15
Au Ounces Sold BVN	190,219
Au Ounces bought from La Zanja	-68,598
Au Ounces Sold Net	121,621	67,628	60,746	181,860

	1H15		1H15		1H15		1H15
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	152,832	1,257	57,182	846	27,262	449	194,104	1,067
Exploration in Operating Units	45,074	371	8,310	123	9,521	157	53,300	293
Royalties	11,600	95	0	0	0	0	11,600	64
Comercial Deductions[4]	29,859	246	1,639	24	312	5	30,853	170
Selling Expenses	3,364	28	677	10	474	8	3,913	22
Administrative Expenses[5]	24,128	198	740	11	928	15	24,893	137
Other Expenses	0	0	6,630	98	2,748	45	4,620	25
Other Incomes	-3,018	-25	-9,335	-138	-3,599	-59	-9,414	-52
Other administrative charges	0	0	2,442	36	571	9	1,525	8
Sustaining Capex[6]	10,009	82	13,536	200	15,552	256	23,427	129

By-product Credit	-152,373	-1,253	-2,636	-39	-5,532	-91	-155,990	-858

All-in Sustaining Cost	121,474	999	79,185	1,171	48,236	794	182,830	1,005

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:

1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.

2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.

3. For Buenaventura does not consider purchase of concentrate from La Zanja.

4. For all metals produced.

5. For Buenaventura, does not consider management services charged to subsidiaries. For La Zanja does not consider US$ 3.8 MM Impairment.

6. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. Second Quarter and Six-Month 2015 Results Page 19 of 22

All-in Sustaining Cost for 1H14

	Buenaventura[1]	La Zanja	Tantahuatay	Attributable Production[2]
	1H14	1H14	1H14	1H14
Au Ounces Sold BVN	212,014
Au Ounces bought from La Zanja	-70,614
Au Ounces Sold Net	141,399	69,589	66,873	205,136

	1H14		1H14		1H14		1H14
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	181,429	1,283	38,849	558	28,415	425	213,435	1,040
Exploration in Operating Units	51,079	361	8,693	125	3,725	56	57,185	279
Royalties	10,812	76	0	0	0	0	10,812	53
Comercial Deductions[4]	27,237	193	1,880	27	227	3	28,325	138
Selling Expenses	3,554	25	685	10	486	7	4,112	20
Administrative Expenses[5]	29,983	212	3,085	44	1,183	18	32,094	156
Other Expenses	0	0	4,934	71	1,973	29	3,409	17
Other Incomes	7,161	51	-4,849	-70	-2,619	-39	3,538	17
Other administrative charges	0	0	878	13	218	3	553	3
Sustaining Capex[6]	19,740	140	6,713	96	5,811	87	25,632	125

By-product Credit	-189,242	-1,338	-4,605	-66	5,751	86	-189,380	-923

All-in Sustaining Cost	141,754	1,003	56,263	809	45,169	675	189,717	925

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:

1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.

2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.

3. For Buenaventura does not consider purchase of concentrate from La Zanja.

4. For all metals produced.

5. For Buenaventura, does not consider management services charged to subsidiaries. For La Zanja does not consider US$ 3.8 MM Impairment.

6. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. Second Quarter and Six-Month 2015 Results Page 20 of 22

APPENDIX 6

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Financial Position

As of June 30, 2015 and December 31, 2014

	2,015	2,014
	US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	125,276	78,512
Trade and other accounts receivable, net	245,530	281,604
Income tax credit	53,926	53,746
Prepaid expenses	13,755	16,954
Hedge derivative financial instruments	3,623	3,688
Inventory, net	146,621	150,284
Total current assets	588,731	584,788
Assets classified as held for sale	16,789	18,683
	605,520	603,471

Non-current assets
Trade and other accounts receivable, net	31,423	26,651
Long-term inventory	9,883	34,088
Investment in associates	2,269,603	2,224,381
Mining concessions, development costs, property, plant and equipment, net	1,713,497	1,715,452
Investment properties, net	10,934	11,200
Deferred income tax asset	40,465	47,675
Intangible assets, net	4,253	4,592
Other assets, net	4,732	4,764
Total non-current assets	4,084,790	4,068,803

Total assets	4,690,310	4,672,274

Liabilities and shareholders’ equity
Current liabilities
Overdrafts and bank loans	85,807	40,000
Trade and other accounts payable	231,003	254,000
Provisions	70,450	67,895
Current income tax payable	2,914	3,556
Hedge derivative financial instruments	3,017	-
Embedded derivatives for concentrate sales, net	8,477	9,072
Financial obligations	46,142	69,950
Total current liabilities	447,810	444,473

Liabilities directly associated with assets classified as held for sale	22,850	28,890
	470,660	473,363

Non-current liabilities
Financial liability at fair value through profit or loss	23,026	23,026
Trade and other accounts payable	15,103	15,240
Provisions	94,240	63,571
Financial obligations	338,077	313,355
Deferred income tax liability	16,570	21,594
Total non-current liabilities	487,016	436,786

Total liabilities	957,676	910,149

Shareholders’ equity
Issued capital	750,497	750,497
Investment shares	1,396	1,396
Additional paid-in capital	219,055	219,055
Legal reserve	162,710	162,710
Other reserves	269	269
Retained earnings	2,326,996	2,328,423
Other equity reserves	(567)	1,755
	3,460,356	3,464,105
Non-controlling interest	272,278	298,020
Total shareholders’ equity	3,732,634	3,762,125

Total liabilities and shareholders’ equity	4,690,310	4,672,274

Compañía de Minas Buenaventura S.A.A. Second Quarter and Six-Month 2015 Results Page 21 of 22

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Income

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2,015	2,014	2,015	2,014
	US$(000)	US$(000)	US$(000)	US$(000)
Continued operations
Operating income
Net sales	248,908	294,813	491,840	567,690
Royalty income	7,390	7,399	16,480	15,424
Total operating income	256,298	302,212	508,320	583,114

Operating costs
Cost of sales, without considering depreciation and amortization	(160,895)	(147,832)	(297,372)	(287,270)
Exploration in operating units	(22,630)	(27,425)	(45,100)	(51,155)
Depreciation and amortization	(63,189)	(49,691)	(117,808)	(95,089)
Mining royalties	(6,552)	(7,088)	(15,077)	(14,441)
Total operating costs	(253,266)	(232,036)	(475,357)	(447,955)

Gross profit	3,032	70,176	32,963	135,159

Operating expenses, net
Administrative expenses	(18,831)	(22,033)	(40,347)	(49,684)
Exploration in non-operating areas	(9,704)	(14,821)	(20,401)	(25,195)
Selling expenses	(3,918)	(4,597)	(8,108)	(8,589)
Impairment of long-lived assets	(3,803)	-	(3,803)	-
Provision for contingencies	(58)	(3,381)	192	(10,888)
Other, net	(758)	9,423	(478)	7,948
Total operating expenses, net	(37,072)	(35,409)	(72,945)	(86,408)

Operating profit (loss)	(34,040)	34,767	(39,982)	48,751

Other income, net
Net share in the results of associates under equity method	11,966	20,169	48,240	15,689
Financial income	970	1,841	1,614	3,647
Financial expenses	(8,273)	(3,256)	(14,152)	(6,157)
Net loss from currency exchange difference	(1,262)	(245)	(3,580)	(767)
Total other income, net	3,401	18,509	32,122	12,412

Profit (loss) before income taxes and non-controlling interest	(30,639)	53,276	(7,860)	61,163

Current income tax expense	(2,006)	(6,939)	(7,383)	(14,744)
Deferred income tax income (expense)	2,067	(3,554)	(2,983)	(3,071)

Profit (loss) from continued operations	(30,578)	42,783	(18,226)	43,348

Discontinued operations
Loss from discontinued operations	(912)	(10,209)	(3,016)	(21,146)
Net profit (loss)	(31,490)	32,574	(21,242)	22,202

Attributable to:
Owners of the parent	(18,746)	23,088	(1,427)	6,976
Non-controlling interest	(12,744)	9,486	(19,815)	15,226
	(31,490)	32,574	(21,242)	22,202

Basic and diluted earnings per share attributable to the owners of the parent, stated in U.S. dollars	(0.07)	0.09	(0.01)	0.03

Weighted average number of shares outstanding (common and investment), in units	254,186,867	254,186,867	254,186,867	254,186,867

Compañía de Minas Buenaventura S.A.A. Second Quarter and Six-Month 2015 Results Page 22 of 22

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Cash Flows

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2,015	2,014	2,015	2,014
	US$(000)	US$(000)	US$(000)	US$(000)
Operating activities
Proceeds from sales	250,675	266,880	482,454	533,734
Value Added Tax (VAT) recovered	19,506	21,981	52,873	39,685
Royalties received	9,397	8,429	22,841	15,424
Dividends received	902	2,065	2,959	4,442
Interest received	855	1,704	1,797	3,829
Payments to suppliers and third-parties	(183,029)	(188,407)	(361,783)	(388,141)
Payments to employees	(41,700)	(51,341)	(87,028)	(106,961)
Payment of income tax	(7,121)	(12,533)	(11,262)	(17,944)
Payment of royalties	(5,684)	(3,513)	(11,882)	(10,966)
Payment of interest	(4,129)	(3,505)	(9,599)	(5,453)

Net cash and cash equivalents provided by operating activities	39,672	41,760	81,370	67,649

Investing activities
Proceeds from collections of loans	-	1,426	-	10,458
Proceeds from sales of mining concessions, property, plant and equipment	1,886	67	2,020	90
Proceeds from settlement of investment in shares	-	80	-	80
Acquisitions of mining concessions, development costs, property, plant and equipment	(44,514)	(60,383)	(81,632)	(133,956)
Acquisitions of investment properties	-	-	-	(11,705)
Loans granted	-	(157)	-	(157)
Contributions and investments in associates	-	(472)	-	(1,475)

Net cash and cash equivalents used in investing activities	(42,628)	(59,439)	(79,612)	(136,665)

Financing activities
Increase of bank loans	-	2,321	90,000	2,321
Increase of financial obligations	-	108,780	10,000	183,439
Repayment of bank loans	-	-	(40,000)	-
Payment of financial obligations	(4,068)	(29,053)	(9,086)	(33,593)
Dividends paid	-	(2,797)	-	(2,797)
Dividends paid to non-controlling interest	(2,640)	(2,240)	(5,908)	(4,200)

Net cash and cash equivalents provided by (used in) financing activities	(6,708)	77,011	45,006	145,170

Net increase (decrease) in cash and cash equivalents during the period	(9,664)	59,332	46,764	76,154
Cash and cash equivalents at the beginning of the period	134,940	78,720	78,512	61,898

Cash and cash equivalents at period-end	125,276	138,052	125,276	138,052

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2,015	2,014	2,015	2,014
	US$(000)	US$(000)	US$(000)	US$(000)
Reconciliation of net profit (loss) to cash and cash equivalents provided by operating activities

Net profit (loss) attributable to owners of the parent	(18,746)	23,088	(1,427)	6,976

Plus (less):
Depreciation and amortization	63,189	50,669	117,808	96,067
Net profit (loss) attributable to non-controlling interest	(12,744)	9,486	(19,815)	15,226
Provision for employee bonus	(8,175)	(11,897)	-	-
Deferred income tax expense (income)	(2,067)	3,554	2,983	3,071
Provision for estimated fair value of embedded derivatives related to concentrate
sales and adjustments on open liquidations	6,061	(13,549)	(595)	(4,100)
Provision for impairment of inventories	6,034	2,207	4,782	(835)
Accretion expense of provision for closure of mining units and exploration projects	2,560	(221)	2,835	1,222
Provision for stock appreciation rights	20	-	135	1,931
Provision for impairment of long-lived assets	3,803	-	3,803	794
Net loss from currency exchange difference	1,186	242	3,504	764
Net share in the results of associates under equity method	(11,966)	(20,169)	(48,240)	(15,689)
Loss (gain) on sales of mining concessions, property, plant and equipment	1,639	(41)	2,953	(64)
Provision for interest payable	2,227	-	2,742	-
Allowance for doubtful accounts	846	(204)	847	19
Others provisions	7,358	19,435	191	22,293

Net changes in operating assets and liabilities

Decrease (increase) in operating assets
Trade and other accounts receivable, net	8,780	(18,366)	29,474	(16,902)
Income tax credit	(1,879)	43	(180)	(5,551)
Inventory, net	(3,335)	7,248	24,466	27,437
Prepaid expenses	1,539	(1,888)	2,699	(1,055)

Increase (decrease) in operating liabilities
Trade and other accounts payable	20,286	(3,665)	(14,359)	(46,405)
Provisions	(23,941)	(4,004)	(32,594)	(17,596)
Income tax payable	(3,003)	(208)	(642)	46

Net cash and cash equivalents provided by operating activities	39,672	41,760	81,370	67,649

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: July 31, 2015